UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No. 5)*

RiT TECHNOLOGIES LTD.
(Name of Issuer)

Ordinary Shares, nominal value NIS 0.1 per Share
(Title of class of Securities)

M8215N 10 9 (CUSIP Number)
December 31, 2002
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]

Rule 13d-1(b)

[ ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP NO. M8215N 10 9	13G/A	Page 2 of 8 Pages

1		NAME of REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Yehuda Zisapel
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X* (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES	5	SOLE VOTING POWER 354,756 Ordinary Shares*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,335,360 Ordinary Shares*
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 354,756 Ordinary Shares
WITH	8	SHARED DISPOSITIVE POWER 1,335,360 Ordinary Shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,690,406 Ordinary Shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.9%
12		TYPE OF REPORTING PERSON* IN

* See Item 8.

CUSIP NO. M8215N 10 9	13G/A	Page 3 of 8 Pages

1		NAME OR REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zohar Zisapel
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X* (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES	5	SOLE VOTING POWER 1,400,050 Ordinary Shares*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER None
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,400,050 Ordinary Shares
WITH	8	SHARED DISPOSITIVE POWER None
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,050 Ordinary Shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.7%
12		TYPE OF REPORTING PERSON* IN

* See Item 8.

CUSIP NO. M8215N 10 9	13G/A	Page 4 of 8 Pages

Item 1.

(a)

RiT Technologies Ltd. (the "Issuer")

(b)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

Item 2.

(a)

Yehuda Zisapel and Zohar Zisapel

(b)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(c)

Israel

(d)

Ordinary Shares, par value NIS 0.1

(e)

M8215N 10 9

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.

Ownership.

Yehuda Zisapel

(a)

1,690,406 Ordinary Shares (includes options to purchase 50,000 Ordinary Shares, exercisable within 60 days). See Items 7 and 8.

(b)

18.9% (based on 8,927,352 shares outstanding as of December 31, 2002)

(c)

(i)

354,756 Ordinary Shares (includes options to purchase 50,000 Ordinary Shares, exercisable within 60 days)

(ii)

1,335,650 Ordinary Shares (held by Retem Local Networks Ltd., a company controlled by the reporting person).  See Items 7 and 8.

(iii)

354,756 Ordinary Shares (includes options to purchase 50,000 Ordinary Shares, exercisable within 60 days)

(i)

1,335,650 Ordinary Shares (held by Retem Local Networks Ltd., a company controlled by the reporting person). See Item 7.

Zohar Zisapel

(a)

1,400,050 Ordinary Shares (includes options to purchase 50,000 Ordinary Shares, exercisable within 60 days). See Item 8.

(b)

15.7% (based on 8,927,352 shares outstanding as of December 31, 2002)

CUSIP NO. M8215N 10 9	13G/A	Page 5 of 8 Pages

(c)

(i)

1,400,050 Ordinary Shares (includes options to purchase 50,000 Ordinary Shares, exercisable within 60 days)

(ii)

None

(iii)

1,400,050 Ordinary Shares (includes options to purchase 50,000 Ordinary Shares, exercisable within 60 days)

(iv)

None

Item 5.

Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Yehuda Zisapel holds 1,690,406 Ordinary Shares, of which 1,335,360 Ordinary Shares are held by Retem Local Networks Ltd., a company controlled by the reporting person.

Item 8.

Identification and Classification of Members of the Group.

All of the Ordinary Shares held by the reporting persons are subject to a Voting Agreement, dated May 27, 1997, by and among Yehuda Zisapel, Zohar Zisapel and Ofer Bengal (collectively, the “Group Members”), which provides that, in respect of the election of the Issuer’s directors, the Group Members will nominate and vote for each of themselves as directors and none of them will vote for the election of any other person as a director unless each of them agree to do so. See also Item 7 above.  Mr. Bengal resigned as a director in February, 2000.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certification.

Not applicable.

CUSIP NO. M8215N 10 9	13G/A	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003

s/ Yehuda Zisapel_________

s/ Zohar Zisapel__________

Yehuda Zisapel

Zohar Zisapel

CUSIP NO. M8215N 10 9	13G/A	Page 7 of 8 Pages

EXHIBITS

Exhibit I

Joint Filing Agreement, dated February 13, 2003 among the signatories to this Schedule 13G/A.

CUSIP NO. M8215N 10 9	13G/A	Page 8 of 8 Pages

Exhibit I

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

February 13, 2003

s/ Zohar Zisapel__________

Zohar Zisapel

s/ Yehuda Zisapel_________

Yehuda Zisapel